UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   February 20, 2006                  /s/ Douglas Good
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                                           Doug Good,
                                           President

         WITHDRAWAL OF NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER NATIONAL INSTRUMENT 44-101 SHORT FORM PROSPECTUS DISTRIBUTIONS ("NI 44-101")



February 20, 2006



To:  British Columbia Securities Commission

Rochester Resources Ltd. hereby withdraws its Notice Declaring Intention to be Qualified Under NI 44-101 dated February 9, 2006



ROCHESTER RESOURCES INC.

Per:  /s/ DOUGLAS F. GOOD
__________________________________
Douglas F. Good, President and CEO